Exhibit 99.154

DeFi Technologies Subsidiary Reflexivity Research Announces Inaugural Crypto Investor Day in New York City

●	DeFi Technologies’ subsidiary Reflexivity Research announces its inaugural Crypto Investor Day, set for October 25th, 2024, in New York City.

●	The event is expected to bring together nearly 1,000 industry leaders and top minds from both crypto and traditional finance, including speakers from VanEck, Nelson Mullins, Tether, Ripple Labs, Fidelity Digital Assets, White & Case, Sei, Lekker Capital, and more.

●	Crypto Investor Day will be moderated by Anthony Pompliano and is supported by prominent sponsors, including Coinbase, Ledger, Grayscale, Near, 3iQ, Ripple, Blockware, B2C2, Copper, Nelson Mullins, Liquid Mercury, and more.

TORONTO, Sept. 13, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce its subsidiary, Reflexivity Research LLC (“Reflexivity Research”), a leading crypto research firm, has announced its inaugural Crypto Investor Day, set to take place in New York City on October 25th, 2024.

Reflexivity Research’s Crypto Investor Day is expected to attract up to 1,000 industry leaders, investors, and entrepreneurs to midtown Manhattan this fall. The event will feature a full day of fireside chats with prominent figures from both the crypto and traditional finance sectors. The event will be moderated by Anthony Pompliano, Co-Founder of Reflexivity Research, who is known for his extensive work both building and investing at the intersection of finance, technology, entrepreneurship, and economics.

The event will feature an impressive lineup of speakers, including Jan van Eck (CEO of VanEck), Paolo Ardoino (CEO at Tether), Chris Kuiper (Director of Research at Fidelity Digital Assets), Ladan Stewart (Partner at White & Case), Quinn Thompson (Founder and CIO of Lekker Capital), Richard B. Levin (Chair - FinTech and Regulation Practice at Nelson Mullins), Brad Garlinghouse (CEO of Ripple Labs), Austin Federa (Head of Strategy at Solana), Jay Jog (Co-founder at Sei Labs), and several more. Tickets and a full list of speakers can be found at: https://lu.ma/cryptoinvestorday24

The event is supported by a host of esteemed sponsors and partners, including Coinbase, Ledger, Grayscale, Blockware, Near, 3iQ, Ripple, B2C2, Copper, Nelson Mullins, Liquid Mercury, Token Relations, and more.

“We’re thrilled to launch Crypto Investor Day, an event that will highlight the convergence of traditional finance and the digital asset space,” said Anthony Pompliano, Co-Founder of Reflexivity Research. “Our mission is to bridge the knowledge gap between these two worlds, maximizing our insights-per-minute KPI through some of the top minds in the industry.”

Olivier Roussy Newton, CEO of DeFi Technologies, added, “This event represents a great milestone for Reflexivity Research, as it builds off its successful Bitcoin Investor Day event earlier this year and continues to complement the growth seen in its research business. We’re excited to create a platform where leaders from both traditional and digital finance can collaborate and share ideas.”

For tickets and more information, please visit https://lu.ma/cryptoinvestorday24

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. Reflexivity is a wholly owned subsidiary of DeFi Technologies Inc. For more information please visit https://www.reflexivityresearch.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Crypto Investor Day held by Reflexivity Research; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward- looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 13-SEP-24